Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES STRATEGIC
CONSOLIDATION ACQUISITION OF CORAL HILL ENERGY LTD.
AND UPWARDLY REVISED 2015 GUIDANCE

July 2, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has entered into an arrangement agreement (the “Coral Hill Arrangement”) to acquire all of the issued and outstanding shares of Coral Hill Energy Ltd. (“Coral Hill”).

Coral Hill is a privately owned, light oil-weighted producer with approximately 3,200 boe/d of high-netback productive capacity, primarily in the Swan Hills Beaverhill Lake resource play. Crescent Point and Coral Hill are partners in this large oil-in-place pool located in west central Alberta. Coral Hill’s assets (the “Coral Hill Assets”) have a low recovery factor to date and growth potential through horizontal drilling and waterflood implementation. The Coral Hill Assets include more than 500 net sections of land.

“Acquiring Coral Hill allows us to assume full operatorship of our Swan Hills assets and to increase our position in the highly economic core of the Swan Hills play,” said Scott Saxberg, president and CEO of Crescent Point. “By gaining full operatorship, we are able to control the development of these assets and increase their long-term strategic value, particularly at this point in the commodity price cycle.”

“Crescent Point’s acquisition of Coral Hill provides our shareholders with the opportunity to not only receive Crescent Point’s shares, which offer compelling value, but the ability to participate in the continued development of our assets while gaining exposure to some of the most economic light oil resource plays in North America,” said Donald Rae, president and CEO of Coral Hill.

Under the terms of the Coral Hill Arrangement, Coral Hill shareholders will receive 0.0567 of a common share of Crescent Point for each Coral Hill share. Crescent Point will also assume approximately $132 million of estimated net debt (inclusive of transaction costs) as at the time of closing. On a total corporate basis, this values Coral Hill at approximately $258 million, based on a five-day volume weighted average trading price ending June 26, 2015, of $26.90 per Crescent Point common share. Crescent Point already owns 7.2 million shares of Coral Hill (approximately 8.7 percent of Coral Hill’s outstanding shares), and will issue approximately 4.28 million Crescent Point common shares to acquire the remaining Coral Hill shares.

The Coral Hill Arrangement is expected to close on or about August 14, 2015. The successful completion of the Coral Hill Arrangement is expected to be accretive to Crescent Point’s per share reserves, production and cash flow on a debt-adjusted basis, and the free cash flow profile of the Coral Hill Assets is also expected to decrease Crescent Point’s total payout ratio.

CORAL HILL ARRANGEMENT

Under the terms of the Coral Hill Arrangement, Crescent Point has agreed to acquire all of the issued and outstanding shares of Coral Hill at an exchange ratio of 0.0567 of a common share of Crescent Point for each Coral Hill share. Crescent Point also expects to assume approximately $132 million of estimated net debt, including transaction costs. The total corporate value for Coral Hill, including shares already owned by Crescent Point, is approximately $258 million, based on a five-day volume weighted average trading price ending June 26, 2015, of $26.90 per Crescent Point common share.

Key attributes of the Coral Hill Assets:

•	Total productive capacity of 3,200 boe/d, including 600 boe/d of production currently offline due to a third-party pipeline outage;

•	Current production of approximately 2,600 boe/d, of which approximately 94 percent is oil and liquids;

•	Greater than 500 net sections of land, the majority of which are undeveloped;

•
Approximately 100 net internally identified drilling locations, of which approximately 50 net are booked as proved plus probable (“2P”) and 32 net are booked as proved (“1P”) in the independent evaluator’s report referred to below;

•	Three waterflood pilots with encouraging results to date in terms of reduced overall decline rates and increased expected recovery factors; and

•	Tax pools estimated at approximately CDN$366 million.

Reserves Summary

Crescent Point’s independent engineers have assigned reserves to the Coral Hill Assets in accordance with NI 51-101 and the Canadian Oil and Gas Evaluation Handbook, effective July 31, 2015, as follows:

•	Approximately 17.6 million boe of 2P reserves and 10.0 million boe of 1P reserves; and

•	Reserve life index of 15.1 years 2P and 8.6 years 1P, based on production of 3,200 boe/d.

STRATEGIC RATIONALE

The Coral Hill Arrangement consolidates the Company’s current position in the Swan Hills Beaverhill Lake resource play and enhances the long-term strategic value of its Swan Hills assets by providing full operatorship, control over pace of development and an increased position in the core of the play. Coral Hill currently has a working interest of approximately 60 percent in the vast majority of its wells. Once the Coral Hill Arrangement closes, Crescent Point will have 100 percent working interest in the majority of its land in the play.

“We have been actively monitoring and developing the Swan Hills play, alongside Coral Hill, for the past five years,” said Saxberg. “Combining our knowledge in the resource play with Coral Hill’s strategic position creates a compelling opportunity, especially at this time.”

The Coral Hill Assets are large oil-in-place pools with low recovery factors to date and are in the early stages of horizontal development. The economics in the Swan Hills Beaverhill Lake play, especially in the core, remain competitive with the Company’s other assets. Crescent Point believes there is potential for significant improvement in the play’s long-term growth and returns through focused drilling, economies of scale, cost improvements, technology advancements and waterflood implementation. Since 2013, Crescent Point and Coral Hill have implemented three waterflood pilots in Swan Hills, with encouraging results to date in terms of reduced overall decline rates and increased expected recovery factors. Crescent Point believes the development and delineation that have occurred over the past several years have significantly improved the risk profile of future drilling locations.

Assuming the successful closing of the Coral Hill Arrangement, Crescent Point will have a large undeveloped inventory of approximately 730 net sections of land and approximately 185 net internally identified drilling locations in the Swan Hills Beaverhill Lake resource play, of which 132 net locations are booked as 2P and 67 net are booked as 1P in Crescent Point’s year-end 2014 independent evaluator’s reserves report and in the independent evaluator’s report on the Coral Hill Assets referred to above. Swan Hills Beaverhill Lake is an early stage resource play that continues to be delineated.

The Coral Hill Arrangement is expected to be accretive on a debt-adjusted basis to per share reserves, production and cash flow based on estimated 2016 production of 3,200 boe/d. This is based on expected 2016 capital expenditures for the Coral Hill Assets of approximately $35 million, but excludes any additional improvements Crescent Point may achieve through cost reductions. Estimated capital expenditures for 2016 include infrastructure capital to address the current pipeline outage. The Coral Hill Arrangement is also expected to decrease Crescent Point’s total payout ratio and enhance the Company’s inventory of highly economic locations which supports continued growth.

“We are very pleased to have recently acquired Legacy Oil + Gas Inc. and to acquire Coral Hill, as they both possess a large inventory of highly economic wells with significant waterflood upside. The Legacy acquisition was very beneficial from an accretion standpoint, while Coral Hill is financially accretive, it is also a strategic acquisition that allows us to control the pace of development in the Swan Hills area,” said Saxberg. “Our strong financial position, active hedging program and high-quality asset base continues to position us well to grow our business and protect our dividend. We will remain patient and disciplined as we continue to execute on our business model.”

ACQUISITION METRICS

Based on the above expectations for the Coral Hill Arrangement, the estimated acquisition metrics are as follows:

1.	Cash Flow Multiple:

-	5.8 times based on production of approximately 3,200 boe/d

-	Netback of approximately $38.00/boe

2.	Production:

-	Approximately $81,000 per producing boe based on 3,200 boe/d

3.	Reserves:

-	$14.67 per 2P boe (recycle ratio of 2.6 times)

-	$25.81 per 1P boe (recycle ratio of 1.5 times)

The above metrics are based on a price forecast of US$60.00/bbl WTI, Cdn$3.00/mcf AECO and US$/CDN $0.80 exchange rate.

UPWARDLY REVISED GUIDANCE FOR 2015

Assuming the successful completion of the Coral Hill Arrangement on or about August 14, 2015, and based on current production of approximately 2,600 boe/d, Crescent Point is upwardly revising its 2015 annual average production guidance by 1,000 boe/d to 163,500 boe/d. The 2015 capital budget remains unchanged at $1.55 billion.

The Company’s upwardly revised guidance for 2015 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	148,800	149,750
Natural gas (mcf/d)	82,200	82,500
Total (boe/d)	162,500	163,500
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,335,000	1,335,000
Facilities, land and seismic ($000)	215,000	215,000
Total ($000)	1,550,000	1,550,000

(1)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

FINANCIAL AND STRATEGIC ADVISORS

BMO Capital Markets and CIBC acted as financial advisors to Crescent Point and Desjardins Capital Markets acted as strategic advisor to Crescent Point with respect to the Coral Hill Arrangement.

FirstEnergy Capital Corp. acted as financial advisor to Coral Hill.

BOARD OF DIRECTORS APPROVALS AND RECOMMENDATIONS

The board of directors of Coral Hill has unanimously recommended approval of the Coral Hill Arrangement and has determined that the Coral Hill Arrangement is in the best interests of Coral Hill shareholders. In addition, Coral Hill’s financial advisor has provided the board of directors with a fairness opinion concluding that the consideration to be received by Coral Hill shareholders, other than Crescent Point, pursuant to the Coral Hill Arrangement is fair, from a financial point of view. Officers, directors and certain shareholders, excluding shares held by Crescent Point, representing approximately 37 percent of the Coral Hill shares outstanding, have entered into voting support agreements have agreed to vote their Coral Hill securities in favour of the Coral Hill Arrangement.

The Coral Hill Arrangement is subject to Coral Hill shareholder approval as well as customary regulatory, court and other approvals. The Coral Hill Arrangement provides for, among other things, a non-solicitation covenant on the part of Coral Hill, subject to customary "fiduciary out" provisions that entitle Coral Hill to consider and accept a superior proposal and gives Crescent Point the right to match any superior proposal. The arrangement agreement obligates Coral Hill to pay a $10 million termination fee to Crescent Point in certain circumstances, including if Coral Hill enters into an agreement with respect to a superior proposal or if the board of directors of Coral Hill withdraws or modifies its recommendation with respect to the Coral Hill Arrangement. The Coral Hill Arrangement is expected to close on or about August 14, 2015.

RESERVES DATA

Statements relating to “reserves” are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and Coral Hill’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

DRILLING LOCATIONS

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Company's engineering report of the Coral Hill Assets and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the prospective acreage associated with the Coral Hill Assets and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Of the approximately 100 net drilling locations identified herein, 32 net are proved locations, 18 net are probable locations and the remaining are unbooked locations. Of Crescent Point’s approximately 185 net Swan Hills drilling locations identified herein, 67 net are proved locations, 65 net are probable locations and the remaining are unbooked locations. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which the Company will actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

NON-GAAP FINANCIAL MEASURES

Throughout this press release, the Company uses the terms “netback”, “payout ratio” and “net debt”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio is calculated on a percentage basis as adjusted dividends divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Net debt (in respect of the Coral Hill Arrangement) is calculated as Coral Hill’s current liabilities and long-term debt, less current assets and estimated as at time of closing and inclusive of transaction costs.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point's and Coral Hill’s oil and natural gas properties; oil and natural gas production levels; the quantity of Crescent Point's and Coral Hill’s oil and natural gas reserves; the quantity of Coral Hill’s drilling locations; anticipated benefits of the Coral Hill Arrangement to Crescent Point, including the growth potential through focused drilling, economies of scale, cost improvement, technology advancements on waterfloods and the expected accretive effect of the transaction on Crescent Point’s per share reserves, production and cash flow on debt-adjusted basis along with an expected decrease in Crescent Point’s total payout ratio; and Crescent Point's upwardly revised production guidance.

There are risks also inherent in the nature of the proposed Coral Hill Arrangement, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessment of the value of Coral Hill; and failure to obtain the required shareholder, court, regulatory and other third party approvals.

This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed Coral Hill Arrangement and the anticipated timing for completion thereof. Crescent Point has provided these anticipated times in reliance on certain assumptions that Crescent Point believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the Coral Hill Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Coral Hill Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. Readers are cautioned that the foregoing list of factors is not exhaustive.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended March 31, 2015, under the heading “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook” and include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Crescent Point's prospective results of operations, cash flows, and components thereof, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained herein is made as of the date of this press release and is provided for the purpose of describing the anticipated effects of the acquisition and the Company’s resulting revised budget on Crescent Point's business operations. Crescent Point disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1